Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:  Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

August 4, 2011

Sierra Wireless Reports Second Quarter 2011 Results

•                  Revenue in the second quarter 2011 of $139.9 million, in-line with guidance

•                  Non-GAAP loss from operations of $0.8 million and diluted loss per share of $0.03

•                  Core M2M revenue up 14% year-over-year

•                  Mobile Computing business launching new 4G LTE AirCard® products in Q3

•                  Company expects significant sequential revenue growth in the second half

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR) (TSX:  SW) today reported second quarter 2011 results. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (“GAAP”), except as otherwise indicated below.

Revenue for the second quarter of 2011 was $139.9 million, a decrease of 12% compared to $159.1 million in the second quarter of 2010, and a decrease of 3% compared to $144.3 million in the first quarter of 2011.   The year-over-year revenue decrease was principally driven by the loss of revenue from Barnes & Noble and Clearwire, which together accounted for nearly $25 million in revenue in the second quarter of 2010.    Mobile Computing revenue was $66.0 million, down 13% compared to $75.5 million in the second quarter of 2010.  Machine-to-Machine (“M2M”) revenue was $73.9 million, down 12% compared to $83.6 million in the second quarter of 2010.  Excluding sales to Barnes & Noble, the company’s core M2M business increased 14% in the second quarter of 2011 on a year-over-year basis.

“Notwithstanding a slower than expected start to 2011, Sierra Wireless remains well positioned in our two target markets.  In Mobile Computing, we are launching several new 4G LTE products with key operators and PC OEMs.  In M2M, we continue to build on our global leadership position and successfully drive value chain expansion,” said Jason Cohenour, President and Chief Executive Officer.  “Our growth drivers remain intact and despite some product launch delays, we expect significant sequential revenue and earnings growth in the second half of 2011.”

On a GAAP basis, gross margin was $39.1 million, or 28.0% of revenue, in the second quarter of 2011 compared to $46.2 million, or 29.0% of revenue, in the second quarter of 2010.   Operating expenses were $45.4 million and loss from operations was $6.3 million in the second quarter of 2011, compared to operating expenses of $49.7 million and a loss from operations of $3.5 million in the second quarter of 2010.  Net loss was $6.8 million, or $0.22 per diluted share, in the second quarter of 2011, compared to a net loss of $8.6 million, or $0.28 per diluted share, in the second quarter of 2010.

On a non-GAAP basis, gross margin was 28.0% in the second quarter of 2011, compared to 29.1% in the second quarter of 2010.  Operating expenses were $40.0 million and loss from operations was $0.8 million in the second quarter of 2011, compared to operating expenses of $41.7 million and earnings from operations of $4.7 million in the second quarter of 2010.  Net loss was $1.0 million, or $0.03 per diluted share, in the second quarter of 2011 compared to net earnings of $4.4 million, or $0.14 per diluted share, in the second quarter of 2010.

Non-GAAP results exclude the impact of stock-based compensation expense, acquisition amortization, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments.  We disclose non-GAAP amounts as we believe that these measures provide our shareholders with better information on actual operating results and assist in comparisons from one period to another.  The reconciliation between our GAAP and non-GAAP results of operations is provided in the accompanying schedules.

Financial Guidance

The following guidance for the third quarter of 2011 reflects current business indicators and expectations.  In the third quarter of 2011, we expect revenue to improve significantly relative to the second quarter, driven by the launch of new 4G AirCard products, as well as continued steady year-over-year growth in our core M2M product lines.

Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Q3 2011 Guidance	Consolidated Non-GAAP

Revenue	$150 to 155 million
Earnings from operations	$1.0 to $2.0 million
Net earnings	$0.8 to $1.6 million
Earnings per share	$0.03 to $0.05 per share

Conference Call, Webcast and Instant Replay Details

We will host a conference call to review our results on Thursday, August  4, 2011 at 3:00 p.m. PDT, 6:00 p.m. EDT. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call.

Telephone participation:

Toll free (Canada and U.S.):	1-888-231-8191 Passcode: Not required
or
Outside Canada and the U.S.:	1-647-427-7450 Passcode: Not required

Webcast:

We will also broadcast our conference call over the Internet. To access the web broadcast, please follow the link below and choose one of the following options:

•                  If you are following the conference call on the phone, please choose the “Non-Streaming” version

•                  If you would prefer to follow online only, with streaming audio, select any of the other options according to your preferred format

http://event.on24.com/r.htm?e=320350&s=1&k=27E9B717B77398D8964785B3B2661291

Should you be unable to participate, Instant Replay (audio) will be available following the conference call for 7 business days. The webcast will be available at the above link for 90 days following the call.

Audio only dial: 1-800-642-1687 or 1-416-849-0833

Passcode:  73603290 #

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the second quarter of 2011 and our fiscal year 2011, our business outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                  Typically include words and phrases about the future such as  “outlook”,  “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  That wireless network operators will deploy next generation networks when expected;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors, most of which are discussed in greater detail.  These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, competition from new or established wireless communication companies;

•                  The cost of products sold may be  higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed.

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) offers industry-leading mobile computing and machine-to-machine (M2M) communications products and solutions that connect people, devices, and applications over cellular networks. Wireless service providers, equipment manufacturers, enterprises and government organizations around the world depend on us for reliable wireless technology. We offer 2G, 3G and 4G wireless modems, routers and gateways as well as a comprehensive suite of software, tools, and services that ensure our customers can successfully bring wireless applications to market.  For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless. “AirPrime,” “AirLink,” and “AirVantage” are also trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1181

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Revenue	$139,888	$159,116	$284,163	$310,433
Cost of goods sold	100,788	112,906	205,599	217,889
Gross margin	39,100	46,210	78,564	92,544
Expenses
Sales and marketing	11,326	13,183	23,594	27,339
Research and development	22,025	21,534	45,537	42,075
Administration	8,810	8,835	18,195	18,419
Restructuring	(350)	1,581	(25)	3,192
Integration	765	1,631	1,305	3,477
Amortization	2,794	2,919	5,642	6,025
	45,370	49,683	94,248	100,527
Loss from operations	(6,270)	(3,473)	(15,684)	(7,983)
Foreign exchange gain (loss)	(221)	(5,460)	201	(9,118)
Other expense, net	(13)	(103)	(53)	(233)
Loss before income taxes	(6,504)	(9,036)	(15,536)	(17,334)
Income tax expense (recovery)	275	(399)	(924)	(1,088)
Net loss	(6,779)	(8,637)	(14,612)	(16,246)
Net loss attributable to non-controlling interest	(13)	(82)	(57)	(170)
Net loss attributable to the Company	$(6,766)	$(8,555)	$(14,555)	$(16,076)
Basic and diluted net loss per share attributable to the Company’s common shareholders (in dollars)	$(0.22)	$(0.28)	$(0.47)	$(0.52)
Weighted average number of Company common shares outstanding (in thousands)	31,267	31,054	31,252	31,053

SIERRA WIRELESS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

(unaudited)

		June 30,	December 31,
		2011	2010
Assets
Current assets
Cash and cash equivalents		$101,685	$85,443
Short-term investments		17,470	26,405
Accounts receivable, net of allowance for doubtful accounts of $4,020 (2010 - $4,606)		97,029	117,397
Inventories		41,984	22,134
Deferred income taxes		11,805	9,577
Prepaid expenses and other		23,541	24,542
		293,514	285,498
Property, plant and equipment		23,289	22,635
Intangible assets		66,096	69,024
Goodwill		93,137	90,953
Deferred income taxes		433	836
Other assets		675	622
		$477,144	$469,568
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$150,045	$138,940
Deferred revenue and credits		932	987
Current portion of obligations under capital leases		290	324
		151,267	140,251
Long-term obligations		27,742	24,724
Obligations under capital leases		343	263
Deferred income taxes		740	1,143
		180,092	166,381
Equity
Shareholders’ equity
Common stock:	no par value; unlimited shares authorized; issued and outstanding: 31,294,724 shares (December 31, 2010 - 31,222,786 shares)	328,361	327,668
Preferred stock:	no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock:	at cost 296,542 shares (December 31, 2010 — 643,042 shares)	(1,886)	(3,908)
Additional paid-in capital		17,209	16,926
Deficit		(47,722)	(33,167)
Accumulated other comprehensive income (loss)		1,090	(5,471)
		297,052	302,048
Non-controlling interest (deficit)		—	1,139
		297,052	303,187
		$477,144	$469,568

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Cash flows provided (used) by:
Operating activities
Net earnings (loss)	$(6,779)	$(8,637)	$(14,612)	$(16,246)
Items not requiring (providing) cash
Amortization	8,456	8,763	17,068	17,484
Stock-based compensation	1,697	1,750	3,329	3,444
Non-cash restructuring and other	—	(901)	—	(897)
Deferred income taxes	(2,219)	(690)	(2,219)	(698)
Loss (gain) on disposal of property, plant and equipment	41	(11)	33	(11)
Changes in non-cash working capital
Accounts receivable	9,447	(5,016)	21,667	(17,343)
Inventories	665	(7,106)	1,999	(6,511)
Prepaid expenses and other	3,624	6,169	2,503	6,120
Accounts payable and accrued liabilities	2,302	6,880	(11,016)	7,881
Deferred revenue and credits	(50)	57	(92)	127
Cash flows provided (used) by operating activities	17,184	1,258	18,660	(6,650)
Investing activities
Purchase of Wavecom S.A. shares	(1,505)	(1,553)	(1,505)	(1,553)
Additions to property, plant and equipment	(6,600)	(3,803)	(8,562)	(5,718)
Proceeds from sale of property, plant and equipment	2	6	15	6
Increase in intangible assets	(1,216)	(1,022)	(1,957)	(1,999)
Net change in short-term investments	7,089	(2,326)	8,935	13,470
Cash flows provided (used) by investing activities	(2,230)	(8,698)	(3,074)	4,206
Financing activities
Issuance of common shares, net of share issue costs	259	7	465	28
Repayment of long-term obligations	11	(1,675)	(627)	(2,097)
Cash flows provided (used) by financing activities	270	(1,668)	(162)	(2,069)
Effect of foreign exchange rate changes on cash and cash equivalents	264	(140)	818	(969)
Cash and cash equivalents, increase (decrease) in the period	15,488	(9,248)	16,242	(5,482)
Cash and cash equivalents, beginning of period	86,197	111,257	85,443	107,491
Cash and cash equivalents, end of period	$101,685	$102,009	$101,685	$102,009
Supplemental disclosures:
Net Income taxes paid (received)	$(2,212)	$478	$(1,911)	$501
Net interest paid (received)	54	(9)	(53)	238
Non-cash purchase of property, plant and equipment (funded by obligation under capital lease)	0	151	0	151

SIERRA WIRELESS, INC.

RECONCILLIATION OF GAAP AND NON-GAAP RESULTS

(Unaudited)

(in thousands of U.S. dollars)

	2011			2010
	YTD	Q2	Q1	YTD	Q2	Q1

Revenue - GAAP and Non-GAAP	$284,163	$139,888	$144,275	$310,433	$159,116	$151,317

Gross Margin - GAAP	$78,564	$39,100	$39,464	$92,544	$46,210	$46,334
Stock-based compensation	210	97	113	259	124	135
Gross Margin - Non-GAAP	$78,774	$39,197	$39,577	$92,803	$46,334	$46,469

Loss from operations - GAAP	$(15,684)	$(6,270)	$(9,414)	$(7,983)	$(3,473)	$(4,510)
Stock-based compensation	3,329	1,697	1,632	3,446	1,751	1,695
Restructuring and other	(25)	(350)	325	3,192	1,581	1,611
Integration	1,305	765	540	3,477	1,631	1,846
Acquisition related amortization	6,600	3,312	3,288	6,679	3,194	3,485
Earnings (loss) from operations - Non-GAAP	$(4,475)	$(846)	$(3,629)	$8,811	$4,684	$4,127

Net loss - GAAP	$(14,555)	$(6,766)	$(7,789)	$(16,076)	$(8,555)	$(7,521)
Stock -based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	11,228	5,503	5,725	15,594	7,518	8,076
Unrealized foreign exchange loss (gain)	(97)	238	(335)	9,118	5,460	3,658
Non-controlling interest	(32)	—	(32)	(125)	(40)	(85)
Net earnings (loss) - Non-GAAP	$(3,456)	$(1,025)	$(2,431)	$8,511	$4,383	$4,128

Loss per share - GAAP	$(0.47)	$(0.22)	$(0.25)	$(0.52)	$(0.28)	$(0.24)
Diluted earnings (loss) per share - Non-GAAP	$(0.11)	$(0.03)	$(0.08)	$0.27	$0.14	$0.13

SIERRA WIRELESS, INC.

REVENUE BY SEGMENT AND PRODUCT LINE

(Unaudited)

(in thousands of U.S. dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
M2M
AirPrime Embedded Wireless Modules (excludes PC OEMs)	$62,759	$69,529	$122,454	$145,206
AirLink Intelligent Gateways and Routers	8,886	12,217	18,982	22,728
AirVantage M2M Cloud Platform and Other	2,263	1,865	5,200	4,344
	$73,908	$83,611	$146,636	$172,278

Mobile Computing
Aircard Mobile Broadband Devices	$53,135	$68,994	$116,989	$125,965
AirPrime Embedded Wireless Modules for PC OEMs	11,857	5,253	18,604	10,100
Other	988	1,258	1,934	2,090
	$65,980	$75,505	$137,527	$138,155